

November 14, 2014

<u>Via E-mail</u>
Michael Heitz
President
First Priority Tax Solutions Inc.
137 N. Main Street, Suite 200A
Dayton, Ohio 45402

> **Re:** **First Priority Tax Solutions Inc.**
> **Registration Statement on Form S-11**
> **Filed October 15, 2014**
> **File No. 333-199336**

Dear Mr. Heitz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please revise to move your table of contents to the inside front cover page of your prospectus, and to move your prospectus cover page to the outside front cover page of your prospectus. Refer to Items 501(b) and 502(a) of Regulation S-K.

Prospectus Cover Page, page 3

3.   We note your cross-reference to the Risk Factors section on pages 3 and 7 indicates that the section begins on page 6. We further note that your Risk Factors section begins on page 9. Please revise.

Summary Risk Factors, page 6

4.   Please add a summary risk factor discussing the risks related to your limited operating history as discussed in your risk factor on page 9.

Risk Factors, page 9

5.   We note your disclosure on page 33 that you received $85,000 in debt financing. Please include a risk factor, as applicable, discussing any risks related to the impact of your indebtedness upon your ability to operate your business such as liquidity concerns. We note that the promissory note is due on June 1, 2016.

  Liquidity and Capital Resources, page 31

6.   We note your disclosure on page 31 that the private placement in May and June of 2014 was not specifically or solely intended to raise financing. Please explain what you mean by this statement.

7.   We note your disclosure on page 33 that Holly1 LLC is an unaffiliated third party. Please describe the nature of this entity, including the name of its principal(s), and clarify whether any of its principals are affiliated third parties.

Business, page 36

8.   Please revise your disclosure to explain how you intend to finance your future acquisitions.

9.   Please expand upon your disclosure in this section to provide your specific plan of operation for the next twelve months, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding.

10.   Please revise your disclosure to describe how you intend to manage your real estate. To the extent you have entered into any arrangements for the selection or management of your real estate, please disclose the information required by Item 24 of Form S-11.

Real Estate Activities and Operations, page 38

11. We note your disclosure that you purchased two residential properties in July
2014, cleaned and repaired them, and sold them in August 2014. We further note your
disclosure regarding your investment policy on page 41, indicating that you do not intend
to "flip" properties. Please reconcile these disclosures and clarify whether your
operations to date are representative of the manner in which you intend to acquire
property in the future.

12. Please provide the tax-related disclosure required by Item 15(h) of Form S-11 for
the properties identified in this section.

13. We note that you acquired a light industrial facility on July, 2014 with funds from a note
entered into in June 2014 in contemplation of this acquisition. We also note that the
property is vacant as of October 10, 2014. Please tell us the leasing status of the property
on the date of acquisition and how you assessed whether financial statements for the
property were required pursuant to Rule 8-06 of Regulation S-X.

1784 Stanley Avenue, Dayton, Ohio, page 38

14. Please expand upon your disclosure to discuss whether you intend to renovate or
improve the property before it can be sold or leased. Please also describe the general
competitive conditions to which this property is subject. Refer to Item 14(d) and (e) of
Form S-11.

15. We note your disclosure that this property is being marketed for redevelopment,
sale, or lease. Please expand upon your disclosure to describe in more detail the efforts
being taken to market this property.

Investment Policies and Policies With Respect to Certain Activities, page 41

16. Please provide the disclosure required by Item 25 of Form S-11.

Management, page 42

17. Please revise your disclosure to clarify whether Messrs. Heitz and Ireland
continue to be employed by Garrett LLC and Miller-Valentine GEM Real Estate Group,
respectively.

Financial Statements

Note 9 – Subsequent Events, page F-16

18.   Please revise to include discussion of the acquisitions and dispositions of real property including any gain or loss recorded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Jorge Bonilla, Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Spencer G. Feldman, Esq. (Via E-mail)